

Mail Stop 3030

December 21, 2016

Via E-Mail
Waqaas Al-Siddiq
Chief Executive Officer
Biotricity Inc.
275 Shoreline Drive, Suite 150
Redwood City, CA 94065

> **Re:** **Biotricity Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 13, 2016**
> **File No. 333-210933**

Dear Mr. Al-Siddiq:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2016 letter.

Recent Developments, page 1

1. We note your disclosure that you expect to finalize laboratory testing in approximately eight weeks. We also note that you included this same reference to eight weeks in your amendment filed five weeks earlier. Please highlight the existence of and the reasons for the delay.

Market Overview, page 44

2. It is unclear how your response to prior comment 1 supports the definitive disclosure in your prospectus that MCT tests are reimbursed at an average rate of $850 per diagnostic test. Please revise your disclosure to state clearly how you determined that dollar

amount, and provide us support that clearly demonstrates your calculations. Please also address that portion of comment 20 from our May 23, 2016 letter asking for support for your disclosure in the fourth and fifth paragraphs on page 45 regarding outdated technologies, only five competitors and locked out physicians.

Transactions with Related Persons, page 71

3.	We note your response to the last sentence of prior comment 3. Please ensure that your disclosure required by Regulation S-K Item 404 is current. We note for example the information regarding related-party transactions on page F-34.

Selling Stockholders, page 72

4.	We note the additional shares in your fee table and the revised disclosure on page 74. Please ensure that your disclosure regarding each of the selling stockholders describes the transactions in which those stockholders originally acquired the offered securities, including the date of the transactions and the consideration paid. See comment 38 in our May 23, 2016 letter to you.

Report of Independent Registered Public Accounting Firm, page F-1

5.	The signature of your auditor appears to have been altered in your most recent amendment. Please provide an appropriately signed audit report in your next amendment.

Recent Sales of Unregistered Securities, page II-3

6.	We note your revisions in response to prior comment 4 and related disclosure. It is unclear how your February 2016 acquisition transaction was exempt from registration based on Section 4(a)(2) of the Securities Act as you disclose in this section. Please clarify (1) how the registrant had a "substantive, preexisting relationship" to the iMedical stockholders at the time it issued securities to the iMedical stockholders in the February 2016 transaction and (2) ensure that your disclosure states briefly the facts you relied upon that are relevant to making available the exemption from registration that you cite.

Exhibit 5.1

7.	Please reconcile the number of shares indicated in the first paragraph of this exhibit with the amount indicated in your fee table and on your prospectus cover page.

8.	The exhibit that you file to satisfy your obligations pursuant to Regulation S-K Item 601(b)(5) should not assume conclusions of law that are a requirement for legality opinion. If the assumptions mentioned in clause (e) of the second paragraph refer only to facts and not conclusions of law, please file a revised opinion that clarifies.

9.	Please file a revised opinion that opines, with respect to those shares that are already outstanding, that the shares are legally issued, fully paid, and non-assessable. For guidance, see Section II.B.2.h of Staff Legal Bulletin No. 19. With respect to the remaining shares, please revise the opinion so that is opines as to whether, <u>when sold</u>, those shares will be legally issued, fully paid, and non-assessable.

10.   Please file a revised opinion that opines as to the laws of the jurisdiction in which you are incorporated. In this regard, we note the limitations on jurisdiction indicated in the penultimate paragraph of the opinion.

        You may contact Andri Carpenter at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Stephen E. Fox, Esq.
        Ruskin Moscou Faltischek, P.C.